FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Proposed IPO of our Subsidiary, ICICI Lombard General Insurance Company Limited (“ICICI Lombard”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed the following information to the stock exchanges in India.

With reference to our earlier announcements dated July 14, 2017 and September 7, 2017, in relation to the proposed initial public offering of equity shares of our subsidiary, ICICI Lombard (“Equity Shares”), the Offer comprises of an offer for sale of 86,247,187 Equity Shares by ICICI Bank and FAL Corporation at the Offer Price of Rs. 661 per Equity Share aggregating to Rs. 57,009.39 million (subject to finalisation of Basis of Allotment), including a reservation of 4,312,359 Equity Shares for purchase by ICICI Bank Shareholders for cash at a price of Rs. 661 per Equity Share aggregating to Rs. 2,850.47 million (subject to finalisation of Basis of Allotment).

Kindly take note of the above.

This announcement is not an offer of securities for sale in the United States. The Equity Shares have not been and will not be registered under the US Securities Act of 1933 (“U.S. Securities Act”) or any state securities laws in the United States and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register the Equity Shares in the United States or to make a public offering of the securities in the United States.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 21, 2017	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	General Manager – Joint Company Secretary & Head Compliance (Private Banking, Capital Markets & Non- Banking Subsidiaries)